Golden Elephant Glass Technology, Inc.
123 Chuangye Road, Haizhou District
Fuxin City, Liaoning Province
People's Republic of China, 121013

November 7, 2008

By EDGAR Transmission and by Hand Delivery

Ms. Dorine H. Miller
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:

Golden Elephant Glass Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-1
filed on: October 17, 2008 File No. 333-153279

On behalf of Golden Elephant Glass Technology, Inc. ("Golden Elephant" or the "Company"), we hereby submit the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter, dated October 31, 2008, providing the Staff's comments with respect to the above referenced amendment No. 1 to registration statement on Form S-1 (the "Registration Statement").

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

Selling Shareholders, page 45

1.

As previously requested, state the number of shares of common stock that are being registered for each category of selling stockholders. As previously presented, the aggregate number of shares issued in connection with each of the four transactions exceeds the number of shares being registered herein. Please reconcile the amount or explain the difference of approximately 221,947 shares.

Golden Elephant Response: Per the Staff's comments, we have corrected the typographic errors and decreased the number of shares to be registered in connection with the private placement transaction from 3,338,790 shares to 3,009,843 shares and increased the number of shares to be registered for HFI from 973,641 shares to 1,080,641 shares. We also updated the number of shares outstanding from 28,340,590 shares to 28,623,996 shares which is the total outstanding shares as of November 3, 2008.

Recent Sales of Unregistered Securities, page II-2

2.

As previously requested, in the fourth paragraph, disclose the aggregate amount assigned to the common stock issued and the per share price assigned to the securities issued.

Golden Elephant Response: In response to the foregoing comment of the Staff, we updated the Registration Statement to add the following disclosure:

On March 31, 2008, we issued 23,751,710 shares of our common stock to stockholders of Dollar Come in exchange for 100 shares of common stock of Dollar Come, which represented all of the issued and outstanding shares of capital stock of Dollar Come. No cash or other assets of the Company, other than the 100 shares of Dollar Come stock, were paid to, or received by us, in connection with the share exchange. The number of our shares issued to the stockholders of Dollar Come was determined by the parties in arms length negotiations which focused on the relative ownership percentages of the parties post-transaction rather than a fixed or ascribed per share value because the primary purpose of the exchange transaction was to effect a transfer of a controlling interest in our stock to the stockholders of Dollar Come. Since we were a shell company with no assets and virtually no operations, the exchange effectively represented a recapitalization of the combined enterprise and no meaningful per share value can be ascribed to the shares of our stock issued to the stockholders of Dollar Come. For purpose of the disclosure required under Part II, Item 15 of this registration statement only, we have calculated the per share price of the common stock issued to shareholders of Dollar Come as $0.01, which is the par value of our common stock. We used par value for the per share price because the net asset deficit of the Company as of June 30, 2007 was $37,919, as reported in our annual report on Form 10-KSB filed on September 14, 2007. We caution readers that this calculation of per share value does not reflect actual cash or other consideration received by us. The issuance of our shares to these individuals was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and regulation S promulgated thereunder.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (01186-416) 5186632 or Jing Zhang, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8323.

Sincerely,

Golden Elephant Glass Technology, Inc.

By:/s/ Lihui Song
Lihui Song
Chief Executive Officer